2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746
April 10, 2018
VIA EDGAR SUBMISSION
Jennifer Thompson
Accounting Branch Chief, Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561
RE:    EZCORP, Inc. ("EZCORP" or "we")
Form 10-K for the Fiscal Year Ended September 30, 2017 (the "FY17 Form 10-K")
Filed November 15, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017 (the "Q1'18 Form 10-Q")
Filed January 31, 2018
File No. 0-19424
Dear Ms. Thompson:
We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated April 3, 2018, with respect to the Staff’s review of our FY17 Form 10-K and Q1'18 Form 10-Q referenced above. For your convenience, we have repeated below in bold italic type the specific comments made by the Staff, and have set forth our response to each comment in plain text below such comment.
Form 10-K for the Fiscal Year Ended September 30, 2017
Item 8 — Financial Statements and Supplementary Data
Note 1: Summary of Significant Accounting Policies
Notes Receivable, page 59

1.
We note your disclosures here and in Note 5 that you restructured the repayment arrangements for certain notes receivable from Grupo Finmart referred to as the Parent Loan Notes. It appears that you accounted for this restructuring as an extinguishment of the old notes and issuance of new notes. Please tell us the analysis you went through when considering whether this restructuring is a troubled debt restructuring. In doing so, tell us how you considered whether Grupo Finmart is experiencing financial difficulties and how you determined you did not grant Grupo Finmart a concession. Refer to ASC 310-40-15.

Response:
Under ASC 310-40-15, restructuring of a debt constitutes a “troubled debt restructuring” if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Therefore, in order to constitute a “troubled debt restructuring,” the following two elements are required: (1) the debtor must be experiencing financial difficulties and (2) the creditor must grant concessions for economic or legal reasons related to the debtor’s financial difficulties “in an attempt to protect as much of its investment as possible.” In the case of the restructuring of the Parent Loan Notes from Grupo Finmart, neither of these two necessary elements was present as discussed below.

Grupo Finmart was not experiencing financial difficulties — As we discussed in a press release issued on October 3, 2017 (and included as Exhibit 99.2 to our Current Report on Form 8-K filed on that day), Alpha Holding, S.A. de C.V. (“AlphaCredit”), the owner of Grupo Finmart, requested the payment restructuring in order to accommodate their increased working capital requirements as they continued to grow their business. At that time, Grupo Finmart was current in its payments on the Parent Loan Notes and had made all payments according to the then-current schedules in a timely manner.
In connection with the request, AlphaCredit provided us confidential information about the performance of their business (including the Grupo Finmart business). That information indicated AlphaCredit was experiencing significant growth in loan originations, which resulted in better-than-expected financial performance. The information also included projections of AlphaCredit’s working capital needs assuming continued growth in loan originations. The confidential information supported not only AlphaCredit’s assertion that they had the financial wherewithal to repay the Parent Loan Notes on the original terms, but also their stated preference to reinvest in their business to sustain the projected loan origination growth over the next 12 months. We have observed no financial difficulties of Grupo Finmart and AlphaCredit, including those contemplated under ASC 310-40-15-20, from the dates of restructuring to the present, and we have received all monthly payments according to the revised schedules.
EZCORP did not grant concessions to Grupo Finmart, but rather enhanced the return and risk profile associated with the Parent Loan Notes — After satisfying ourselves that Grupo Finmart was not experiencing financial difficulties, we negotiated the terms of the restructuring to compensate us commensurately with our contribution and incremental risk.
First, the increased interest rates, from 4% to 10% for the dollar denominated note and from 7.5% to 14.5% for the peso-denominated note, and the additional $14 million deferred compensation fee each represented significant enhancement to the original payment arrangement. These higher interest rates approximated the market rates of borrowing for Grupo Finmart on similar terms. Second, the move to a monthly payment schedule of principal and interest for the remaining two years of the term of the Parent Loan Notes enhanced alignment of the repayment schedule with Grupo Finmart’s projected pattern of cash flows and enhanced the risk profile by mandating regular monthly principal repayments. Third, the release of the $4.1 million escrow six months ahead of schedule partially offset the deferral of the first annual payment. And finally, the early termination of certain EZCORP indemnification obligations under the Grupo Finmart purchase agreement eliminated a contingency on our own business.
Therefore, we viewed the Parent Loan Note restructuring not as a concession, but as a positive outcome for AlphaCredit and EZCORP — it provided AlphaCredit with the capital it needs to continue its strong growth in the short-term and provided us with an improved risk and return profile. As such, we do not believe the fact pattern described above supported treatment of the Parent Loan Note restructuring as a “troubled debt restructuring” under ASC 310-40-15.
Form 10-Q for the Quarterly Period Ended December 31, 2017
Item 1 Financial Statements
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
Note 2: Acquisitions, page 7

2.
Please provide all of the disclosures required by ASC 805-10-50 for the acquisitions of GPMX and the Bazareno stores. In this regard, tell us and revise to disclose the amounts of revenue and earnings since the acquisition date included in the consolidated statement of operations for the reporting period as required by ASC 805-10-50-2(h).

Response:
Our disclosure framework for the GPMX and Bazareño acquisitions is based on assessing the materiality and applicability of each individual requirement within ASC 805-10-50. We rely on the guidance in Staff Accounting Bulletin (“SAB”) Topic 1.M, "Materiality," which states that the focus of the materiality evaluation should be "the significance of an item to users of a registrant's financial statement" and whether "there is a substantial likelihood that a reasonable person would consider it important." We acknowledge there is no bright line quantitative materiality threshold for financial statement disclosures, but rather, materiality considerations should be made based upon the framework in SAB Topic 1.M. We further acknowledge the materiality guidance required for ASC 805-10-50-2(h) disclosures differs from that in the significance test performed for purposes of presenting pro forma financial information under Article 11 of Regulation S-X.
For the GPMX acquisition, we omitted the disclosure of revenue and earnings since the acquisition date included in our consolidated statement of operations due to our materiality assessment. For reference, the amounts (and percentages) of consolidated revenues and pre-tax segment contribution derived from our GPMX operations for the quarter ended December 31, 2017 (the latest public information available) were $12.3 million (6%) and $2.8 million (8%), respectively. Given this and the substantial similarities in both revenue per store and segment contribution per store for both our existing Latin America pawn stores and acquired GPMX pawn stores, we believe that the information contained in the Q1’18 Form 10-Q, including the information in Note 9 (“Segment Information”) of Notes to Interim Condensed Consolidated Financial Statements (Unaudited) included in Part I — Financial Information, Item 1. Financial Statements, adequately informs the reader as to the information required by ASC 805-10-50-2(h). We do, however, take note of your comment and, in the interest of enhanced transparency, commit to expand our disclosures of this acquisition in future filings to discretely provide the information required by ASC 805-10-50-2(h). We expect to include the following disclosure in our next Quarterly Report on Form 10-Q, which we currently expect to file on or about May 2, 2018:
During the three and six-month periods ended March 31, 2018, revenue from GPMX since completion of the acquisition was $X.X million and $X.X million, respectively, and net income from GPMX was $X.X million and $X.X million, respectively. Such net income does not include acquisition-related costs, which were included under “Administrative” expense.
We believe that this disclosure will be sufficient to provide investors with the information required by ASC 805-10-50-2(h) for both the first and second quarters of our fiscal 2018.
The Bazareño acquisition represented only 21 stores (contributing 0.2% of total revenues and 0.1% of segment contribution for the three months ended December 31, 2017). As such, we did not include the information required by ASC 805-10-50-2(h), as we did not consider such information material on a quantitative or qualitative basis. We did, however, provide selected informational disclosures, including net assets acquired aggregated with those of GPMX.

3.
Please tell us how you determined it was impracticable to provide supplemental pro forma information for your GPMX acquisition. In doing so, describe to us in more detail the limitations encountered by management. Since you disclose that there is a lack of readily available historical GAAP basis financial statements, tell us the accounting framework under which GPMX prepared its historical pre-acquisition financial statements and tell us whether you plan to obtain pre-acquisition financial statements prepared in accordance with US GAAP. Refer to ASC 805-10-50-2(h) and ASC 250-10-45-9.

Response:
We relied on the following criteria under ASC 250-10-45-9 to conclude it was impracticable to provide historical supplemental pro forma financial information for our GPMX acquisition:

•	“After making every reasonable effort to do so, the entity is unable to apply the requirement.”
Our GPMX acquisition involved the purchase of multiple legal entities conducting operations within four different countries (Guatemala, Honduras, El Salvador and Peru) and holding companies in two other countries. Historical pre-acquisition financial statements were created in local GAAP, approximating cash basis financials, by legal entity within each individual country. The previous owners did not require consolidated financial information and did not identify or record any historical amounts that would require elimination upon consolidation. Additionally, during the historical period subject to presentation, the previous owners undertook a significant restructuring of the legal entities comprising the GPMX group in order to assist them in preparing the business for ultimate divestiture. This resulted in further challenges to obtain comparable information in historical periods to perform an adequate US GAAP assessment. These factors presented significant difficulties in performing historical consolidations under US GAAP in a reasonable time and cost.
On the basis of these factors, we concluded that the presentation of pre-acquisition financial statements prepared in accordance with US GAAP was impracticable. We do not plan to obtain pre-acquisition financial statements prepared in accordance with US GAAP.

4.
Please tell us how you determined that it was not necessary to provide audited financial statements of GPMX in accordance with Rule 3-05 of Regulation S-X. In doing so, provide us with your significance calculations pursuant to Rules 3-05(b)(2) and 1-02(w) of Regulation S-X. Also, please tell us whether significance was determined using US GAAP amounts for the acquired GPMX business.

Response:
We considered the guidance included in the Division of Corporation Finance Financial Reporting Manual as well as Rule 1-02(w) in assessing our requirement to provide audited financial statements of GPMX in accordance with Rule 3-05 of Regulation S-X, relative to the 20% quantitative threshold to provide audited financial information. As the acquisition was consummated on October 6, 2017, shortly after our fiscal 2017 year-end date on September 30, 2017, we compared the most recent pre-acquisition annual financial statements of GPMX for calendar 2016 to the financial statements of EZCORP for fiscal 2016. The information presented below is based upon local GAAP information provided by GPMX subject to adjustments to US GAAP and purchase price accounting considerations as further discussed below, (in millions of US dollars).

Asset test:
2016 assets of GPMX	$22.6
Fiscal 2016 EZCORP consolidated assets	$983.2
2%

Investment test:
GAAP purchase price of GPMX	$61.7
Fiscal 2016 EZCORP consolidated assets	$983.2
6%

Income test:
2016 equity in the income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of GPMX	$4.1
Fiscal 2016 income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of EZCORP*	$50.8
8%

*
In performing the income test, we applied the guidance contained in paragraph 2 of the Computational Note accompanying Rule 1-02(w) of Regulation S-X, and used the average of EZCORP's income for fiscal 2012 through 2016, excluding a loss for fiscal 2015.

During our due diligence procedures, we performed an analysis to determine the reliability of local GAAP figures and identified differences to US GAAP, noting that the differences primarily related to the application of various accrual methodologies for US GAAP. While it was impracticable to calculate all adjustments necessary for a US GAAP presentation of historical pro forma information, we estimated a maximum accrual of $1.4 million for incremental pawn service charges and inventory adjustments as of the acquisition date (US GAAP adjustments for our first quarter of fiscal 2018 for GPMX were a $1.2 million reduction to revenue and a $0.1 million reduction to segment contribution) based on local business requirements and subsequent information, noting no material impact to the overall significance tests. Therefore, the exclusion of these adjustments did not modify our conclusion that GPMX was not a significant acquisition under Rule 3-05 of Regulation S-X.
We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified above represent material or misleading omissions or errors, and therefore, we propose to incorporate the changes and improvements indicated above in our future filings, beginning with our next Quarterly Report on Form 10-Q, which we expect to file on or about May 2, 2018.
Respectfully submitted,

/s/ Daniel M. Chism
Daniel M. Chism
Chief Financial Officer
EZCORP, Inc.